[redacted]

14045807

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 21 2014
Washington DC
404

SEC FILE NUMBER
8-68914

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alcove Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Tri-State International, Suite B
(No. and Street)

Lincolnshire	IL	60069
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robin Armour (847) 317-9300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hochfelder & Weber, P.C.
(Name – *if individual, state last, first, middle name*)

525 W. Monroe, Suite 910	Chicago	IL	60661
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robin Armour, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alcove Capital Partners, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal

Title

Notary Public

OFFICIAL SEAL
LISA EUBANKS
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:12/10/16

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALCOVE CAPITAL PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION
FORM X-17A-5
DECEMBER 31, 2013

PUBLIC

ALCOVE CAPITAL PARTNERS, LLC

STATEMENT OF
FINANCIAL CONDTION

DECEMBER 31, 2013

ALCOVE CAPITAL PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

CURRENT ASSETS	
Cash	$ 77,187
PROPERTY AND EQUIPMENT	
Office Equipment	1,646
Less: Accumulated Depreciation	(966)
Net Property and Equipment	680
OTHER ASSETS	
Deposits	1,395
TOTAL ASSETS	$ 79,262

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES	
Accounts Payable	$ 4,549
MEMBERS' EQUITY	74,713
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 79,262

The accompanying notes are an integral part of these statements.

ALCOVE CAPITAL PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013

1. NATURE OF BUSINESS

Alcove Capital Partners, LLC (The Company) is in the business of capital raising advisory services. The Company was formed July 1, 2011, and will continue operations perpetually unless terminated in accordance with the operating agreement.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements are prepared on the accrual basis of accounting.

CASH AND EQUIVALENTS

For purposes of the Statement of Cash Flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

PROPERTY AND EQUIPMENT

Property and Equipment are stated at cost. Depreciation is computed using the straight line method over the estimated useful lives of the related assets. The cost of repairs and maintenance is expensed as incurred. Depreciation expense was $0 for the period ended December 31, 2013.

INCOME TAXES

The Company has elected to be taxed as a partnership under the Internal Revenue Code. Under those provisions, the Company does not pay federal income taxes, instead, the limited liability members include their respective shares of the Company's income in their individual income tax returns.

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. The Company is no longer subject to U.S. federal income tax examinations by tax authorities for years before 2010.

3. COMMITMENTS

The Company leases office space in Lincolnshire, Illinois from a related party on a month to month basis. Total rent expense was $8,560 for the period ended December 31, 2013.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Security and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain net capital equivalent of $5,000 or 6-2/3 percent of aggregate indebtedness, whichever is greater.

Net Capital and aggregate indebtedness change daily, but at December 31, 2013, the Company had adjusted Net Capital and Net Capital requirements of $72,638 and $5,000, respectively.

5. MAJOR CUSTOMERS

During 2013, one client accounted for 100% of total revenue.

6. CONCENTRATION OF CREDIT RISK

The Company maintains cash balances at a Chicago financial institution. The account is insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2013, the entire balance was insured.

7. SUBSEQUENT EVENTS

The Company did not have any subsequent events through February 12, 2014, which is the date the financial statements were available to be issued for events requiring recording or disclosure in the financial statements for the period ended December 31, 2013.